Via Facsimile and U.S. Mail
Mail Stop 4720

April 16, 2010

Richard E. Dunning
President and Chief Executive Officer
Fremont Michigan Insuracorp, Inc.
933 E. Main Street
Fremont, Michigan 49412

> **Re:** **Fremont Michigan Insuracorp, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed on March 5, 2010**
> **File No. 000-50926**

Dear Mr. Dunning:

    We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should amend your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits 31.1 and 31.2

1. Please revise the certifications provided in your Form 10-K to be worded exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please ensure you address the following items:

   a. Remove the title of the officer and name of the registrant in the beginning of the certification that identifies the certifying individual;
   b. Identify the registrant in the first paragraph;
   c. Identify yourself as the "registrant" instead of "the Company" throughout your certifications;
   d. Include the entire introductory language of paragraph 4 and paragraph 4(b) referring to internal control over financial reporting; and,

      e. Include the parenthetical language required in paragraph 4(d) of the certification.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your response to our comment. Please understand that we may have additional comments after reviewing your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Abbott, Senior Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant